UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LONE MOOSE ADVENTURES, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

54220T107

(CUSIP Number)

Jeffrey S. Halpern

c/o Southwest Casino and Hotel Corp.

2001 Killebrew Drive, Suite 306

Minneapolis, Minnesota 55425

Tel:  (952) 853-9990

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

D. William Kaufman, Esq.

Oppenheimer Wolff & Donnelly LLP

Plaza VII, Suite 3300

45 South Seventh Street

Minneapolis, Minnesota 55402-1609

Tel.: (612) 607-7000

June 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54220T107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James B. Druck

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 66,960

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 66,960

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,960

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 54220T107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey S. Halpern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 66,960

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 66,960

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,960

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 54220T107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas E. Fox

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 66,960

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 66,960

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,960

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share, of Lone Moose Adventures, Inc., a Nevada corporation.  The address of the principal executive offices of Lone Moose Adventures, Inc. is 1438 East 8850 South, Sandy, Utah 84093.

Item 2.	Identity and Background

(a)                    This statement is filed by and on behalf of each of James B. Druck, Jeffrey S. Halpern and Thomas E. Fox.

(b)                   The principal business address of each of Messrs. Druck, Halpern and Fox is 2001 Killebrew Drive, Suite 306, Minneapolis, Minnesota 55425.

(c)                    Mr. Halpern is the Chairman of the Board of Southwest Casino and Hotel Corp. Mr. Druck is the Chief Executive Officer and Secretary of Southwest Casino and Hotel Corp. Mr. Fox is the President, Chief Operating Officer and Chief Financial Officer of Southwest Casino and Hotel Corp.  Southwest Casino and Hotel Corp.(“Southwest”) is located at 2001 Killebrew Drive, Suite 306, Minneapolis, Minnesota 55425.  Southwest is a gaming company engaged in the business of developing, owning, operating and/or managing casinos, gaming facilities and related amenities in various markets across the United States.

(d)                   None of Messrs. Druck, Halpern or Fox have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                    None of Messrs. Druck, Halpern or Fox have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)                      Each of Messrs. Druck, Halpern and Fox are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to three separate Stock Purchase Agreements dated June 29, 2004 between each of Messrs. Druck, Halpern and Fox and Lone Moose Adventures (the “Stock Purchase Agreements”) each of Messrs. Druck, Halpern and Fox purchased 66,960 shares of Lone Moose Adventures, Inc. common stock at a purchase price of $0.37335 per share for a total purchase price, for each of such block of 66,960 shares purchased, of $25,000.  Messrs. Druck, Halpern and Fox each paid cash for these shares out of personal funds and no funds used to purchase these shares were borrowed.

Item 4.	Purpose of Transaction

The purpose of the acquisition of securities of Lone Moose by each of Messrs. Druck, Halpern and Fox was to provide appropriate equity-based incentives to these individuals as the new executive managers of Lone Moose to pursue the long-term future growth of the company following consummation of the proposed reverse merger, as described below, of Southwest Casino and Hotel Corp with and into a wholly-owned subsidiary of Lone Moose (“Reverse Merger”).  Lone Moose announced on July 2, 2004 that the parties have agreed in principle to pursue the contemplated reverse merger transaction. Pursuant to the Stock Purchase Agreements, the Lone Moose shares purchased by Messrs. Druck, Halpern and Fox are subject to the right of Lone Moose to repurchase such shares in the event the merger is not consummated by September 15, 2004.

On July 2, 2004, Lone Moose announced an agreement in principal to acquire Southwest Casino and Hotel Corp. pursuant to the Reverse Merger whereby Southwest shareholders (including common, preferred, option, warrant and debenture holders), along with holders of certain Demand Notes, will own approximately 92.6% of the post-closing outstanding common stock of Lone Moose.

As part of the definitive agreement for the Reverse Merger, and prior to closing of the merger, Lone Moose shall have completed a forward split by dividend of its outstanding securities of approximately 7.4672 for every one share outstanding and shall have agreed (subject to the closing) to issue approximately 869,685 additional post-split shares of its common stock for certain services rendered and expenses incurred in connection with the acquisition.  Present terms also provide for current management to cancel to Lone Moose’s treasury 333,500 pre-closing shares of common stock, so that there will be approximately 1,589,000 pre-closing outstanding shares of Lone Moose. As a result of the contemplated merger and the expected forward stock split, shares of Southwest common stock owned by each of Messrs. Druck, Halpern and Fox will automatically convert into shares of Lone Moose common stock at the agreed upon ratio as finalized in the definitive merger agreement.

Except as otherwise provided in this Item 4 and other than as to matters that Messrs. Druck, Halpern and Fox may consider and discuss with other Lone Moose officers and board members from time to time, Messrs. Druck, Halpern and Fox are not aware of any other present plans or proposals, which relate to or would result in:

•                       the acquisition by any person of additional securities of Lone Moose or the disposition of securities of Lone Moose;

•                       an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Lone Moose;

•                       a sale or transfer of a material amount of assets of Lone Moose;

•                       any change in the present board of directors or management of Lone Moose, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•                       any material changes in the present capitalization or dividend policy of Lone Moose;

•                       any other material changes in Lone Moose’s business or corporate structure;

•                       changes in Lone Moose’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of Lone Moose by any person;

•                       causing a class of securities of Lone Moose to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•                       a class of equity securities of Lone Moose becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or

•                       any action similar to any of those listed above.

Item 5.	Interest in Securities of the Issuer
(a) 1. Amount beneficially owned: each of Messrs. Druck, Halpern and Fox beneficial ownership includes: 66,690 shares of common stock of Lone Moose.

2.                                       Percent of class:  each of Messrs. Druck, Halpern and Fox own 15.6% of Lone Moose’s outstanding common stock as of June 15, 2004, based on 429,600 shares of Lone Moose common stock as reported on Lone Moose’s Form 10-KSB for the year ended March 31, 2004.

(b) Number of shares as to which each of Messrs. Druck, Halpern and Fox have:

(i)	Sole power to vote or to direct the vote	66,960

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	66,960

(iv)	Shared power to dispose or to direct the disposition of	0

(c) Other than the transaction described in Items 3 and 4 of this Schedule 13D, Messrs. Druck, Halpern and Fox have not effected any transactions in Lone Moose common stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, there are no other contracts, arrangements, understandings or relationships between Messrs. Druck, Halpern and Fox and any other person with respect to any securities of Lone Moose.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.1	Stock Purchase Agreement, dated June 29, 2004 between Jeffrey S. Halpern and Lone Moose Adventures, Inc. (filed herewith electronically).

Exhibit 7.2	Stock Purchase Agreement, dated June 29, 2004 between James B. Druck and Lone Moose Adventures, Inc. (filed herewith electronically).

Exhibit 7.3	Stock Purchase Agreement, dated June 29, 2004 between Thomas E. Fox and Lone Moose Adventures, Inc. (filed herewith electronically).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	July 8, 2004	/s/ James B. Druck
James B. Druck

/s/ Jeffrey S. Halpern
Jeffrey S. Halpern

/s/ Thomas E. Fox
Thomas E. Fox